UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): JANUARY 26, 2009

RATHGIBSON, INC.
(Exact name of registrant as specified in its charter)

Delaware	333-134875	22-3683283
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

475 Half Day Road, Suite 210, Lincolnshire, Illinois	60069
(Address of principal executive offices)	(Zip Code)

(847) 276-2100
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 26, 2009, RathGibson, Inc. (the "Company") announced the appointment of Jon M. Smith, 53, as Chief Financial Officer effective February 3, 2009. Barry C. Nuss, the former Chief Financial Officer of the Company and director of RG Tube Holdings LLC ("RG Tube"), an indirect parent of the Company, will depart the Company effective January 31, 2009.

Mr. Smith's most recent experience includes Senior Director of Finance of the Engine and Transmission Components group of Magna Powertrain from 2008 to 2009. Prior to joining Magna, Mr. Smith held various management positions with privately held Teksid Aluminum from 2004 to 2008, including Chief Financial Officer. Prior to this, Mr. Smith's 30 year career included senior positions at public companies, TRW Inc. and Textron Inc. Mr. Smith received a BS in Accounting from Kansas State University.

The Company entered into an employment agreement with Mr. Smith effective February 3, 2009. The initial term of Mr. Smith's employment agreement is one year, unless earlier terminated, and will renew for successive one-year terms unless either party provides notice of non-renewal in accordance with the agreement. Mr. Smith receives an initial base salary of $250,000, subject to increase, and an annual performance-based cash incentive of up to 100% of base salary under a plan established by the Company or the board of directors of the Company (or a committee thereof). The board of directors of RG Tube intends to grant Mr. Smith 12,500 incentive units of RG Tube. The incentive units will be subject to vesting based on a combination of specified periods of continuing employment, generally on a monthly basis over 5 years, and annual performance targets.

Upon a termination of Mr. Smith's employment by the Company without "cause," as defined in the employment agreement, or a termination by Mr. Smith for "good reason," as defined in the employment agreement, Mr. Smith will be entitled to the following: his accrued but unpaid base salary and benefits to the date of termination; accrued and unpaid vacation, if any, to the date of termination; continued base salary for 12 months after the date of termination, payable in monthly installments; and continued medical and dental coverage for 12 months after the date of termination. In the event of a termination of Mr. Smith's employment by the Company for "cause," by Mr. Smith without "good reason," or due to Mr. Smith's death or disability, Mr. Smith would only be entitled to accrued but unpaid base salary and benefits to the date of the termination. In the event of a termination of Mr. Smith's employment due to the Company's election not to renew the term of his employment, Mr. Smith would be entitled to the following: his accrued but unpaid base salary and benefits to the date of termination; continued base salary for 9 months after the date of termination, payable in monthly installments; and continued medical and dental coverage for 9 months after the date of termination.

Mr. Smith is also subject to certain nondisparagement, confidentiality, non-solicitation, no-hire and non-competition covenants pursuant to the employment agreement.

The foregoing description is qualified by the Employment Agreement with Mr. Smith, a copy of which is filed as Exhibit 10.1 to this Form 8-K.

Item 8.01. Other Events.

On January 26, 2009, the Company issued a press release announcing the appointment of Mr. Smith as Chief Financial Officer described in Item 5.02 above. A copy of the announcement is attached hereto as Exhibit 99.1 to this report.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are furnished herewith:

10.1* Employment Agreement, dated as of February 3, 2009, by and among RathGibson, Inc. and Jon Smith.

99.1* Press release dated January 26, 2009.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RATHGIBSON, INC.

/s/ Michael G. Schwartz

Michael G. Schwartz
President, Chief Executive Officer and
Chief Operating Officer

Date: January 30, 2009